SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report to Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number:

Origin Energy Limited

(Translation of registrant’s name into English)

Level 39

AMP Centre

50 Bridge Street

SYDNEY NSW 2000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)(7):  ☐

Note:  Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN ENERGY LIMITED

By:	/S/ WILLIAM HUNDY
	Name:	William Hundy
	Title:	Company Secretary

Date:  May 16, 2003

*	Print the name and title of the signing officer under his Signature.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96.  Origin: Appendix 5.  Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity
ORIGIN ENERGY LIMITED

ABN
30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,485,091

3

Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

		Fully Paid Ordinary Shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	Yes

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	$ 4.009958

6	Purpose of the issue	Dividend Reinvestment Plan
(If issued as consideration for the acquisition of assets, clearly identify those assets)

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	24 March 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	657,602,051	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	11,569,700	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 -  Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18

Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

N/A

19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements in full through a broker?	N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities
(tick one)

(a)	☒	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

All entities

Fees

43	Payment method (tick one)

	☐	Cheque attached

	☐	Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

	☒	Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

	•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

	•	There is no reason why those +securities should not be granted +quotation.

	•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•

Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•

We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•

If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4

We give ASX the information and documents required by this form.  If any information or document not available now, will give it to ASX before +quotation of the +securities begins.  We acknowledge that ASX is relying on the information and documents.  We warrant that they are (will be) true and complete.

Sign here:	Date: 7 April 2003

Company Secretary

Print name: William M Hundy

Media Release

7 April 2003

Drilling rig fire – Myall Creek

Oil Company of Australia Limited (OCA) advised today that at 11.20am this morning a gas fire broke out on the Century Resources Rig No. 1 while drilling at the Myall Creek No. 8 well in Production Licence 174.  This location is approximately 20km east of the township of Surat.

An emergency response plan has been actioned in accordance with company procedures and a fire engine is on site.  Three people have been injured and have been evacuated from the site.

At the time of this release, the fire had been contained at the wellhead.

OCA technical representatives and the Department of Natural Resources & Mines’ petroleum and gas inspectors are on the way to the well site.

Further updates will be provided as they come to hand.

For further information, please contact

Tony Wood	Yvette Reade
General Manager Public & Govt Affairs	Manager Public Relations
Ph (03) 9652 5506	Ph 08 8217 5376
Mobile 0419 642 098	Mobile 0419 043 042

[LOGO OF OIL COMPANY OF AUSTRALIA]

Media Release

8 April 2003  10.45am EST

Myall Creek drilling rig fire under control

The gas fire at Oil Company of Australia Limited’s (OCA) No 8 well at Myall Creek in Queensland continues to burn in a controlled manner at the wellhead and is being closely monitored. Water is being continuously sprayed to cool nearby drilling rig equipment.

Technical specialists from OCA, the drilling contractor and a representative of the Department of Natural Resources and Mines are on-site. Well control specialists are scheduled to arrive into Brisbane on Wednesday morning and be on-site as soon as practicable thereafter. These specialists will undertake a review of the situation, make the necessary preparations and then proceed to extinguish the fire and shut-off the gas flow.

OCA sincerely regrets to advise that one of the drilling contractors’ employees died in hospital last night as a result of the injuries sustained on Monday morning. The other two contractor employees continue to be treated in Brisbane.

A full investigation to determine the cause of the incident has commenced by the relevant authorities and OCA will assist this investigation in all ways possible.

For further information, please contact:

Tony Wood	Yvette Reade
General Manager Public & Govt Affairs	Manager Public Relations
Origin Energy	Origin Energy
Ph (03) 9652 5506	Ph 08 8217 5376
Mobile 0419 642 098	Mobile 0419 043 042

Media Release

13 April 2003

Origin Energy signs major electricity contract with South Australian Government

Origin Energy today confirmed that it had been awarded the South Australian Government’s contract to supply electricity to over 4000 State and Local Government sites for the next three years.

Origin’s Executive General Manager Retail Peter Vines said “Under the agreement, Origin Energy will supply electricity to around 2500 State Government sites and 1500 Local Council sites.  Sites will have the option of purchasing a proportion of their electricity as green power (including GreenEarth Plus – a 100% wind energy product).

“In support of the Government’s Energy Efficiency Action Plan, Origin will deliver an Energy Efficiency Program to key Government departments, agencies and Local Council sites.  The program will include the development of energy and greenhouse emission reduction strategies for representative sites as well as Origin acting as a consultant and mentor for sites’ emission reduction projects.

“The awarding of this major electricity contract builds on Origin’s existing relationship to State Government sites through the supply of natural gas.  Origin has been a supplier of natural gas to South Australia for the past 140 years, and we supply more than one million customers with electricity nationally,” Mr Vines said.

For further information, please contact:

Peter Vines	Tony Wood
Executive General Manager Retail	General Manager Public & Govt Affairs
Origin Energy	Origin Energy
Ph (03) 9652 5959	Ph (03) 9652 5506
Mobile 0419 874 859	Mobile 0419 642 098

About Origin Energy: With a history dating back 140 years, Origin Energy is a leading Australian energy provider and participant in most segments of the energy supply chain including natural gas and oil exploration and production; power generation; energy retailing and trading; and asset management services. Origin Energy now supplies energy to more than 2 million homes and businesses and employs around 2,700 people.  Origin supplies green electricity to over 20,000 customers in Australia and its Green Earth Plus product is recognised as the market leader.

Media Release

UPDATE 9 April 2003
Myall Creek drilling rig fire

Conditions on-site remain unchanged. The gas fire at the No 8 well at Myall Creek continues to burn in a controlled manner at the wellhead and is being closely monitored. Water is being continuously sprayed to cool nearby drilling rig equipment.

Specialists from Cudd Well Control arrived from Houston this morning. Based on the information available at this time, Cudd concluded that it would take an estimated 7 – 10 days to secure the well and extinguish the fire. In addition, pending these operations, Cudd determined it was best to allow the gas to continue burn at the wellhead.

The investigation to determine the cause of the incident by the relevant authorities is continuing and OCA is assisting this investigation in all ways possible.

For further information, please contact:

Tony Wood	Yvette Reade
General Manager Public & Govt Affairs	Manager Public Relations
Origin Energy	Origin Energy
Ph (03) 9652 5506	Ph 08 8217 5376
Mobile 0419 642 098	Mobile 0419 043 042

Media Release

16 April 2003  5.30pm EST

Myall Creek fire extinguished

The gas fire at No. 8 well Myall Creek has been extinguished this afternoon by specialists brought in from US firm Cudd Well Control. The well has been capped and is under control.

The fire had been burning since Monday 7 April.

Over the past few days, efforts have concentrated on removing the drilling rig from over the burning well, while specialist capping equipment was transported to the site.  All operations proceeded to the plan formulated last week by Oil Company of Australia and Cudd Well Control.

The investigation to determine the cause of the incident by the relevant authorities is continuing and OCA is assisting this investigation in all ways possible.

For further information, please contact:

Tony Wood	Yvette Reade
General Manager Public & Govt Affairs	Manager Public Relations
Origin Energy	Origin Energy
Ph (03) 9652 5506	Ph 08 8217 5376
Mobile 0419 642 098	Mobile 0419 043 042